PARKWAY PROPERTIES, INC.
390 North Orange Avenue, Suite 2400
Orlando, FL 32801

June 20, 2014

BY EDGAR AND OVERNIGHT MAIL

Mr. Daniel L. Gordon
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Parkway Properties, Inc.
Form 10-K for the year ended December 31, 2013
Filed March 3, 2014
File No. 1-11533

Dear Mr. Gordon:
This letter is submitted by Parkway Properties, Inc. (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated June 9, 2014 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for year ended December 31, 2013 (File No. 1-11533) filed with the Commission on March 3, 2014 (the “Form 10-K”).
For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the reproductions of the Staff’s comments refer to the Form 10-K. Defined terms used herein but not otherwise defined herein have the meanings given to them in the Form 10-K.
Item 2. Properties

Office Buildings, page 26

1.
In future filings for the table that shows properties owned or had an interest in at January 1, 2014, please revise to present separate tables for the properties that are not consolidated and for properties that are consolidated or clearly identify which properties are not consolidated within your current table.

Response to Comment No. 1
In future Exchange Act periodic reports, the Company will clearly identify the properties that are not consolidated in its table of properties.

Mr. Daniel Gordon
Division of Corporation Finance
June 20, 2014

2.
We note your disclosure regarding lease expirations on page 29 and your disclosure on page 38 regarding rental rate embedded growth. Please revise your disclosure in future Exchange Act periodic reports to more specifically discuss the relationship between expiring rents and current market rents consistent with the information provided in your supplemental financial materials.

Response to Comment No. 2
In future Exchange Act periodic reports, the Company will include in the table of lease expirations a column indicating the weighted average estimated market rent per net rentable square foot, consistent with its presentation of this information in its supplemental financial materials. The Company will also describe the relationship between the expiring rents and the current market rents in the “Management’s Discussion and Analysis and Financial Condition and Results of Operations.”

Funds from Operations page 67

3.
In future filings please exclude preferred dividends, convertible preferred dividends and dividends on preferred stock redemption from FFO. These amounts could be presented as part of adjusted FFO. If you provide adjusted FFO in future filings please reconcile to FFO as defined by NAREIT and then reconcile to adjusted FFO.

Response to Comment No. 3
The Company respectfully submits that the reconciliation of FFO disclosed in the Form 10-K calculates FFO attributable to common stockholders, which the Company believes is consistent with the NAREIT definition of FFO.  In response to the SEC comment and in order to provide greater clarity, in future Exchange Act periodic reports, the Company will also include a calculation of FFO for Parkway Properties, Inc., prior to adjustments for preferred dividends, convertible preferred dividends and dividends on preferred stock redemption.

Note - 4 Investment in Unconsolidated Joint Ventures, page 94

4.
We note that you have a 75% ownership interest in the US Airways Building joint venture. Please provide us with your analysis of how you determined to not consolidate this joint venture. Please cite the applicable guidance in your response.

Response to Comment No. 4
The Company respectfully submits that it analyzed its interest in the US Airways Building and determined that it was proper to present this interest in its financial statements using the equity method of accounting.
On May 31, 2013, the Company acquired a 74.58% undivided interest in the US Airways Building pursuant to a tenancy-in-common agreement (“TIC”). The TIC is not a legal entity and the Company’s undivided interest represents an interest in the building itself, not in an entity that owns the building. The Company’s management considered whether the TIC was subject to evaluation as a variable interest entity pursuant to ASC 810. Pursuant to ASC 810-10-20, a variable interest entity is a legal entity subject to consolidation according to the provisions of the Variable Entities Subsections of Subtopic 810-10. Therefore, to have an interest in a variable interest entity, the Company believes that one must have an interest in a legal entity. Because the Company does not have an ownership interest in a legal entity, the Company believes that it is not subject to the consolidation provisions of ASC 810.

Mr. Daniel Gordon
Division of Corporation Finance
June 20, 2014

The Company’s management also reviewed the definition of an undivided interest in ASC 970-810-20, which states that an undivided interest is an ownership agreement in which two or more parties jointly own property and title is held individually to the extent of each party’s interest. Based on the provisions of the TIC, including that a third party owns the remaining 25.42% interest in the building, the Company’s management concluded that the acquisition of the interest in the TIC qualified as an undivided interest.

Pursuant to ASC 970-810-45-1, an investment in an undivided interest in real property may be presented by recording the undivided interest in the assets, liabilities, revenue, and expenses of the venture if all of the following conditions are met:

(a)	the real property is owned by the undivided interests;

(b)	the approval of two or more of the owners is not required for decisions regarding the financing, development, sale, or operations of real estate owned;

(c)	each investor is entitled to its pro rata share of income;

(d)	each investor is entitled to pay only its pro rata share of expenses; and

(e)	each investor is severally liable only for indebtedness it incurs in connection with its interest in the property.

The Company’s management evaluated these criteria and concluded that criteria (b) was not met because the TIC grants the party that holds the remaining 25.42% interest certain approval rights over the sale and financing of the real estate, representing a form of joint control.

The Company’s management further reviewed the guidance in ASC 970-323-25-12, which states that if real property owned by undivided interests is subject to joint control by the owners, the investors-venturers shall not present their investments by accounting for their pro rata share of the assets, liabilities, revenues, and expenses of the ventures. ASC 970-323-25-12 further elaborates and provides that most real estate ventures with ownership in the form of undivided interests are subject to some level of joint control. Accordingly, it states that such investments shall be presented in the same manner as investments in noncontrolled partnerships, or using the equity method of accounting.

Based on the guidance of ASC 810, ASC 970-810-45-1 and ASC 970-323-25-12, the Company’s management concluded that the Company’s 74.58% interest in the TIC should be presented using the equity method of accounting.

****

Mr. Daniel Gordon
Division of Corporation Finance
June 20, 2014

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at (407) 650-0593.

Sincerely,
Parkway Properties, Inc.

By:     /s/ David R. O’Reilly
Name: David R. O’Reilly

Title:	Executive Vice President, Chief Investment Officer and Chief Financial Officer

cc:	Jeremy R. Dorsett Parkway Properties, Inc. David W. Bonser Hogan Lovells US LLP Jason P. Schultz Ernst & Young LLP